WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                  212-310-8000
                               (FAX) 212-310-8007


Writer's Direct Dial
(212) 310-8226


                                                 December 10, 1997

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re: JPS Textile Group, Inc. (File No. 0-23029) - Request for Withdrawal of Form 8-A for
                           Registration of Securities pursuant to
                           Section 12(g) of the Securities Exchange Act
                           of 1934
                           ---------------------------------------------

Gentlemen:

                  On behalf of our client, JPS Textile Group, Inc. (the "Company"), we respectfully request the withdrawal of the Form 8-A (the "Original Form 8-A") for the registration of the common stock, $.01 par value per share ("Common Stock"), of the Company pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which was filed with the Securities and Exchange Commission (the "Commission") on September 8, 1997. The Company represents that no offers or sales of securities were made pursuant to the Original Form 8-A.

                  Inasmuch as Form 8-A has been updated, the Company is requesting the withdrawal of the Original Form 8-A and is filing a corrected Form 8-A simultaneously herewith.

                  If the Staff has any questions, they should feel free to call the undersigned at (212) 310-8226 or Mark N. Klein at (212) 310-8600.

                                                               Very truly yours,

                                                               /s/ Simeon Gold

                                                                   Simeon Gold






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Securities and Exchange Commission
December 10, 1997
Page 2


Enc.
cc:      David Maltz (SEC Mail Stop 7-5)
         David H. Taylor (JPS Textile Group, Inc.)
         Lawrence A. First (Fried, Frank, Harris, Shriver & Jacobson) Mark N. Klein (Weil, Gotshal & Manges LLP)






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